Mail Stop 4561

December 10, 2008

By U.S. Mail and Facsimile to 011-331-5659-3770

K.V. Kamath
Managing Director and CEO
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

**Re:	ICICI Bank Limited
	Form 20-F for the year ended December 31, 2007
	Filed September 29, 2008
	File No. 1-15002**

Dear Mr. Kamath:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Management
Credit Spread Risk, page 47

1.	We note your disclosure regarding your investment in senior bonds of Lehman Brothers (Lehman) and the aggregate portfolio of investments in international corporate and financial sector debt and mortgage-and asset-backed securities. Further, we note you expect the realized and unrealized mark-to-market losses on these investments to adversely impact net income in fiscal 2009. Please tell us (qualitatively and quantitatively) how the realized and unrealized losses on your investment in Lehman senior bonds and your other investments in international corporate debt and mortgage- and asset-backed securities impacted your current financial statements.

2. Considering your disclosures, as noted above (i.e. your exposure to Lehman and other investments in international corporate and financial sector debt and mortgage-and asset-backed securities), and your expectation of an adverse impact on net income in fiscal 2009, tell us the factors you considered in determining that additional disclosure of your exposure and the impact to results of operations was not necessary in your Form 6-K filed on October 27, 2008.

3. In light of the current global financial markets environment, please revise your future filings to provide a more robust discussion of your exposure to international investment securities, including but not limited to the following;

   • Quantify, separately by country, accounting classification (i.e. trading, available-for-sale and held-to-maturity) and investment type, the aggregate carrying value of your international investments as of each balance sheet date;
   • Quantify, separately by country, accounting classification and investment type, the gross realized and unrealized mark-to-market losses on these investments for the periods presented;
   • Quantify the aggregate realized and net unrealized mark-to-market losses recognized in your Consolidated profit and loss accounts;
   • Disclose any significant concentrations of credit risk, whether from an individual counterparty or a group of counterparties, for the periods presented;
   • Disclose how you mitigate credit risk with respect to these investments (for example, credit derivatives, collateral, etc.); and
   • Disclose the nature and type of assets underlying your asset-backed securities, for example, the types of loans (e.g. sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Related Party Transactions, page 118

4. Please amend Item 7 of your 20-F to comply with the form requirements. Specifically, Form 20-F requires that any loans to related parties to be specifically disclosed unless you have included the representations in Instruction 2 to Item 7.B; however, we note you appear to have engaged in various transactions with related parties and key management personnel for which these representations have not been made. In addition, please disclose each related party and any material terms to the transactions you have included on pages 118 and 119. For example, on page 119, you state that the company paid interest to its associates/other related entities amounting to Rs. 27 million; please disclose the nature of this interest and the interest rate(s) or any unusual terms.

*   *   *

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or Hugh West, Accounting Branch Chief, (202) 551-3872, For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser

cc: (by facsimile)
        Margaret Tahyar, Esq.
        Davis Polk & Wardwell